FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October 2003


                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                (Translation of registrant's name into English)

                                  Cedar House
                                41 Cedar Avenue
                                 Hamilton HMEX
                                    Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X            Form 40-F
                              -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes           No  X
                                 -----        -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of an earnings release issued by Nordic American Tanker Shipping Limited (the "Company") issued on October 1, 2003, announcing that BP Shipping Ltd. has not renewed its charters for the Company's vessels.

ADDITIONAL INFORMATION

     BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

FOR IMMEDIATE RELEASE

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                            ANNOUNCES NON-RENEWAL OF
                              BP SHIPPING CHARTERS

Hamilton, Bermuda, October 1, 2003. Nordic American Tanker Shipping Limited (AMEX:NAT,OSE:NAT) (the "Company") today announced that BP Shipping Ltd. ("BP") the charterer of the Company's 3 Suezmax tankers, has not delivered notice of exercise of its options to extend the charters, which was due today.
Accordingly, the charters will terminate on October 1, 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004.

Under the Company's Bye-Laws, the Company is obligated to call a special meeting of shareholders no later than April 1, 2004, to consider a proposal to sell the vessels and distribute the net proceeds to shareholders or to assess other alternatives. The proposal is to be accompanied by the recommendation of the Company's Board of Directors as to whether it believes that the sale of the vessels is in the Company's best interests, or whether an alternative plan, such as attempting to arrange replacement charters, might be of greater benefit. The Company expects to mail materials approximately 3-4 weeks before the meeting.

As previously announced by the Company, in the absence of a renewal by BP of its option for all 3 vessels, the following alternatives are possible:

     o    The renegotiation by the Company and BP of the charters.

     o The employment by the Company of the vessels in the spot market as from October 1st 2004.

     o    The long-term charter of the vessels to other end-users than BP.

     o The sale of the vessels and the distribution of the proceeds to the company's shareholders.

     o    Any combination of these alternatives.

In connection with the special shareholders' meeting, the Board is expected to consider whether the alternatives other than the sale of all of the vessels as outlined above, might be of greater benefit to shareholders.

The Company also announced that it has been approached on an unsolicited basis by major international shipping companies expressing an interest in cooperating with the Company with the view to developing the Company further. At present, the Company has received no formal offers.

Contacts:     Gary J. Wolfe
              Seward & Kissel, New York, USA
              Tel: (1) 212-574-1223, Fax: (1) 212-480-8421 or

              Scandic American Shipping Ltd
              P.O Box 56
              3201 Sandefjord
              Norway
              Tel: +47-33-44 61 40, or +47 901 46 291,
              e-mail: nat@scandicamerican.com or

              Rolf Amundsen
              Amundsen Partners, Oslo, Norway
              Tel: + 47 908 26 906

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)


Dated:  October 1, 2003                  By: /s/ Herbjorn Hansson
                                             ------------------------
                                                 Herbjorn Hansson
                                                 President and
                                                 Chief Executive Officer


01318.0002 #432415